
johnnic
communications
future of media & entertainment


147% to R462
Attributable
Earnings (Rm)
90
187
2003
2004

AUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2005


Sunday Times
Sowetan
THE HERALD
Daily Dispatch
SundayWorld
BUSINESSDAY
Financial Mail
I-Net Bridge
EXCLUSIVE BOOKS
Gallo
STRUIK
MapStudio

COMMENTARY

OVERVIEW

The financial year ended 31 March 2005 delivered a remarkable third successive year of improved margins and earnings growth from the integrated media and entertainment businesses. The outstanding contribution, year-on-year, from our associates continued. M-Net/SuperSport's pay television business, proportionately consolidated for the first time, made a solid contribution to the overall results.

FINANCIAL RESULTS

Revenue for the year under review increased by 52% to R4 113 million (2004: R2 698 million). Profit from operations before exceptional items rose 246% to R394 million (2004: R114 million), with headline earnings rising 129% from R177 million in 2004 to R406 million.

As advised at the interim stage, a further 12,53% interest in M-Net/SuperSport was acquired in April 2004, and M-Net/SuperSport is now proportionately consolidated as a jointly-controlled entity. For purposes of comparison, the group's income statement is shown below on a pro-forma basis with M-Net/SuperSport being equity accounted.

In July 2004, 90,5% of New Africa Publications, owner of the *Sowetan* and 50% of *SundayWorld*, was acquired. On 1 April 2005, Johncom increased its interest in New Africa Publications to 100%.

OPERATIONAL REVIEW

MEDIA

The group's media division had a stellar year, increasing advertising market share, and enjoying strong circulation revenue growth. Whilst all titles benefited from an upswing in the advertising market, the *Sunday Times* had an exceptional year, following a successful redesign which included the addition of Travel and Food and New York Times sections to the package.

The Eastern Cape titles, *Daily Dispatch* and *The Herald*, continued to benefit from extensive restructuring in the previous financial year and enjoyed strong growth under the direction of new editors and restructured sales teams.

The *Sowetan* and *SundayWorld* titles were successfully integrated into the Johncom media division with the *Sowetan* enjoying a robust circulation increase and contributing positively to profits. *SundayWorld* continued to entrench itself in the challenging Sunday market and can look forward to improved results under the new management team. The digital businesses enjoyed phenomenal growth enabling them to contribute to profit from operations.

BDFM had a good year with *BusinessDay* and *Financial Mail* showing increased advertising volume year on year.

RETAIL

The group's retail operations enjoyed improved retail trading conditions and a stronger operational focus on quality of earnings, in addition to an R8 million benefit in respect of a reduced post-retirement medical aid liability.

Exclusive Books delivered growth in sales on last year, despite a deflationary book environment locally and a flat book market worldwide. New shops were opened at Bedford Centre, Somerset Mall, the new Clearwater Mall, Woodlands Boulevard and Montecasino. The Exclusive Books "Homebru" promotion, which focuses on South African writing and reading, continues to grow and has become a major book and cultural event on the local calendar.

Attendances at Nu Metro Theatres increased over last year, mainly due to the Bollywood initiative and the strong growth of Living Standards Measurement (LSM) 7 and 8 cinema-goers through the Edgars programme. Nu Metro Theatres consistently gained market share over the past year and had a 37% share of the market in March 2005. A new eight-screen complex was opened at the Clearwater Mall. Certain unprofitable sites were closed and other sites were revamped as part of the ongoing site restructuring initiative.

BOOKS AND MAPS

The Books and Maps division reported excellent results in a generally sluggish book market.

Overall, the South African operations performed well. The Struik Christian Books business grew dramatically over the year after securing the Zondervan agency. Map Studio showed solid growth with the launch of the new Gauteng Street Guide range and by increasing its tourism range. MAPIT, the division's electronic mapping unit, continued its strong growth, driven largely by the uptake of PDA/navigation devices. Booksite Afrika, the warehousing and distribution unit benefited from the strong performance of its publishing partners.

Offshore book publishing units in the UK, Australia and New Zealand delivered good performances.

HOME ENTERTAINMENT

Nu Metro Home Entertainment continues to be the leading home entertainment business in Africa, representing prestigious film studios and gaming licensors. The division recorded impressive growth year on year in DVD units sold.

Nu Metro Home Entertainment has renewed all key studio licences and is proud to continue to represent Disney, Warner, 20th Century Fox, MGM, Paramount and the BBC in the home entertainment market.

MUSIC

The Gallo Music Group had a good year with a turnaround in the local business and continued growth from international labels.

Although the music industry is going through major changes in the digital environment, the group is well placed to take advantage of new technology formats.

The group performed exceptionally well at the South African Music Awards, with Gallo artists winning 10 out of the 26 categories. Gallo continues to sign promising South African talent. Ladysmith Black Mambazo achieved their second Grammy Award with their album "Wenyukela – Raise Your Spirit Higher".

AFRICA

The Africa division continued its roll-out of projects in Nigeria, Ghana and Kenya during the year under review amid challenging conditions.

A two-screen Nu Metro Cinema was opened and is trading successfully in Nairobi, Kenya. Two more cinema sites are planned to open in Nigeria. A Nu Metro media store opened in Lagos, Nigeria on 14 June 2005.

The *BusinessDay* newspaper in Nigeria was successfully relaunched and has seen gratifying improvements in copy sales and advertising revenues.

A site for the establishment of a CD, DVD and VCD replication plant has been identified in Lagos.

The division is confident that the entry-level obstacles have been largely overcome and that the businesses can look forward to healthy trading.

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

Nu Metro Distribution has met the challenges posed to its business model and profitability and continues to supply product to all exhibitors on equivalent terms.

Compact Disc Technologies (CDT) had an outstanding year. Increased demand for DVD and CD product drove increased output. New DVD and CD lines were acquired during March 2005 and will further improve yields and capacities.

Entertainment Logistics Services (ELS), South Africa's leading distribution platform for music, VHS and DVD product enjoyed a successful year as a result of increased volumes in the various industries it represents.

PAY TELEVISION (M-Net/SuperSport)

A higher subscriber base in South Africa, supported by a strong programme line-up, resulted in increased subscription revenue. Advertising revenue profited from the positive consumer spending environment.

In terms of AC133, the transitional adjustment for fair value in respect of prior years was charged to the equity of M-Net/SuperSport on 1 April 2003. As the adjustment exceeded the shareholders' interest of M-Net/SuperSport, the carrying value of Johncom's investment was written down fully with an unrecognised loss of R42 million remaining. Consequently, as shown in note 5 below, R21 million of earnings from M-Net/SuperSport were not recognised in each of the current and prior years.

ASSOCIATED COMPANY

Caxton and CTP Publishers and Printers Limited (CTP) achieved good results, enjoying increased advertising spend by retailers and packaged goods manufacturers in newspapers and magazines.

DIVIDEND AND ODD LOT OFFER

No dividend has been declared by the board for the year ended 31 March 2005. This decision is primarily an issue of timing and will be reviewed at the half-year. In the interim, given the increase in Johncom's shareholder base to more than 23 000 following the Johnnic Holdings Limited unbundling in March 2005, the board has resolved to undertake an odd lot offer, and a further announcement in this regard will be made to shareholders shortly.

PROSPECTS

The sale of non-performing businesses has been addressed and the corporate restructuring has been completed. The organisation is now positioned with a platform to deliver sustainable earnings into the future.

The board is currently working with professional advisors to ensure that an appropriate black economic empowerment shareholding is achieved in the short term.

Mashudu Ramano
Chairman

Connie Molusi
Group Chief Executive Officer

Prakash Desai
Deputy Group Chief Executive Officer

23 June 2005

INCOME STATEMENT

for the year ended	Notes	31 March 2005 Rm	31 March 2004 Rm	% change
Revenue		4 113	2 698	52
Cost of sales and services		(2 456)	(1 645)	
Gross profit		1 657	1 053	57
Operating expenses - net		(1 161)	(845)	
Depreciation		(80)	(77)	
Amortisation of intangibles		(18)	(8)	
Goodwill amortisation		–	(9)	
Goodwill impairment		(4)	–	
Profit from operations before exceptional items		394	114	246
Exceptional items	4	85	(29)	
Profit from operations		479	85	464
Net finance (costs) income		(8)	14	
Finance costs		(37)	(19)	
Finance income		29	33	
Share of profits of associates (after taxation and minority interests)	5	123	123	
Profit before taxation		594	222	168
Taxation	6	(127)	(30)	
Profit after taxation		467	192	145
Minority interests		(5)	(5)	
Attributable earnings		462	187	147

RECONCILIATION BETWEEN ATTRIBUTABLE AND HEADLINE EARNINGS	2005	2004	% change
Attributable earnings	462	187	147
Reconciling items (after taxation and minority interests, where applicable)			
Profit on sale of listed equities	(53)	(55)	
(Profit) loss on disposal of operations	(5)	6	
Impairment of leases and assets at certain Nu Metro Theatres sites	–	29	
Goodwill amortisation	–	9	
Goodwill impairment	4	–	
Profit on disposal of property, plant and equipment	(1)	–	
Other	(1)	4	
Headline Earnings	406	177	129

Basic earnings per ordinary share (cents)	2005	2004	% change
Attributable	444	179	147
Headline	390	170	129
Number of ordinary shares in issue			
At beginning and end of year ('000)	104 189	104 189	

REVIEWED PRO-FORMA INCOME STATEMENT WITH M-NET/SUPERSPORT EQUITY ACCOUNTED	2005	2004	% change
Revenue	3 060	2 698	14
Profit from operations before exceptional items	199	114	75
Exceptional items	86	(29)	
Profit from operations	285	85	212
Net finance income	5	14	
Finance costs	(22)	(19)	
Finance income	27	33	
Share of profits of associates (after taxation and minority interests)	252	123	
Profit before taxation	522	222	135
Taxation	(55)	(30)	
Profit after taxation	467	192	143
Minority interests	(5)	(5)	
Attributable earnings	462	187	147

STATEMENT OF CHANGES IN EQUITY

for the year ended	31 March 2005 Rm	31 March 2004 Rm
Balance at 1 April	1 706	1 480
Attributable earnings	462	187
Variation in interests in associates	–	15
Dividend paid	(41)	(31)
Exchange differences arising on translation of foreign entities	(3)	–
Write down of investment	(8)	–
Movement on revaluation reserve arising on revaluation of listed equities	(53)	55
Ordinary shareholders' interest	2 063	1 706

SEGMENTAL

for the year ended	31 March 2005 Rm	31 March 2004 Rm	% change
Revenue			
Continuing operations			
Media	1 376	1 091	26
Retail	716	665	8
Books and Maps	286	267	7
Home Entertainment	319	282	13
Music	196	184	7
Africa	15	2	650
Distribution, manufacturing and support services	160	190	(16)
Pay television	1 044	–	–
	4 112	2 682	53
Disposed operations	1	16	
	4 113	2 698	52
Profit (loss) from operations before exceptional items			
Continuing operations			
Media	139	90	54
Retail	40	13	208
Books and Maps	19	11	73
Home Entertainment	33	31	6
Music	13	11	18
Africa	(18)	(8)	(217)
Distribution, manufacturing and support services	26	8	225
Pay television	195	–	–
Corporate	(40)	(26)	(54)
	406	132	208
Disposed operations	(12)	(18)	
	394	114	246

BALANCE SHEET

as at	Notes	31 March 2005 Rm	31 March 2004 Rm
ASSETS			
Non-current assets			
Property, plant and equipment		318	203
Goodwill and intangible assets		368	48
Investments and loans	7	973	890
Deferred taxation		90	113
Embedded derivatives		20	–
		1 776	1 254
Current assets		2 017	1 466
Inventories, receivables and other current assets		1 458	925
Listed equities	8	105	125
Bank balances, deposits and cash		454	416
Total assets		3 793	2 720
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest		2 063	1 706
Minority interests		38	28
Total equity		2 101	1 734
Non-current liabilities		207	143
Long term liabilities		32	17
Provision for post-retirement benefits		123	121
Deferred taxation		52	5
Current liabilities		1 485	843
Non-interest bearing liabilities		1 318	743
Interest bearing liabilities		167	100
Total equity and liabilities		3 793	2 720
Net asset value per ordinary share			
Book value (rand)		20	16

CASH FLOW STATEMENT

for the year ended	Note	31 March 2005 Rm	31 March 2004 Rm
Cash inflows from operating activities		305	113
Cash (outflows) inflows from investing activities		(292)	265
Cash outflows from financing activities		(28)	(164)
Net (decrease) increase in cash and cash equivalents		(15)	214
Cash and cash equivalents at beginning of year		332	116
Foreign entities translation adjustment		–	2
Cash and cash equivalents at end of year	9	317	332

NOTES

1. **Basis of accounting**

   These summarised consolidated annual financial statements have been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The principal accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2004, except for the adoption of the following accounting statements:

   AC140: Business Combinations, AC128 (Revised): Impairment of Assets and AC129 (Revised): Intangible Assets

   The major impacts arising from the adoption of these statements is that the costs of business combinations are allocated to the assets acquired and liabilities and contingent liabilities assumed, and that goodwill is not amortised but is subject to impairment testing.

   AC501: Accounting for Secondary Tax on Companies (STC)

   To the extent that it is probable that dividends will be declared against which STC credits could be used, a deferred tax asset is recognised. The adoption of this statement has no effect on these financial statements.

2. **Earnings per ordinary share**

   The calculation of basic attributable earnings and headline earnings per ordinary share is based on attributable earnings of R462 million (2004: R187 million) and headline earnings of R406 million (2004: R177 million) respectively, and 104 189 314 (2004: 104 189 314) ordinary shares in issue.

3. **Audited results**

   These summarised financial statements have been derived from the group annual financial statements and are consistent in all material respects with the group annual financial statements. Our auditors, Deloitte & Touche, have issued their unqualified opinion on the group annual financial statements. A copy of their audit report is available for inspection at the registered office of the company.

   The "pro-forma income statement with M-Net/SuperSport equity accounted" does not form part of the annual financial statements and is presented as additional information. Deloitte & Touche have not audited the pro-forma information and accordingly do not express an audit opinion on it, but have issued a reporting accountant's report on the pro-forma information, and the report is available for inspection at the company's registered office. Their report concludes as follows: "Based on our review, nothing has come to our attention that causes us to believe that the pro-forma financial information has not been properly compiled on the basis stated."

for the year ended	31 March 2005 Rm	31 March 2004 Rm
4. Exceptional items		
Profit on sale of listed equities	51	55
Profit (loss) on disposal of operations	5	(6)
Impairment of leases and assets at certain Nu Metro Theatres sites	–	(79)
Adjustment in respect of leases previously impaired	10	–
Fair value adjustment of investment available for sale	21	–
Other	(2)	(2)
	85	(29)
5. Share of profits of associates (after taxation and minority interests)		
Current year share of profits of associates	144	144
Recognition of M-Net/SuperSport AC133 impact	(21)	(21)
	123	123
6. Tax rate reconciliation	%	%
Standard rate	30	30
Deferred taxation not raised on assessed losses	3	5
Expenses not deductible for tax purposes	3	1
Exempt and capital profits	(5)	(6)
Attributable to associates	(6)	(16)
Other	(4)	–
	21	14
7. Investments and loans	Rm	Rm
Interest in associates	947	883
Listed shares at carrying value	464	438
Unlisted shares at carrying value	483	445
Other investments and loans	26	7
	973	890
Market value of listed shares	917	731
Directors' valuation of unlisted shares	851	1 218
8. Listed equities (at market value)		
Investment in MTN Group Limited	48	125
Investment in Naspers Limited	57	–
	105	125
9. Cash and cash equivalents		
Bank balances, deposits and cash	454	416
Call borrowings	(137)	(84)
	317	332
10. Net cash		
Cash and cash equivalents	317	332
Long term liabilities	(32)	(17)
Short term borrowings	(30)	(16)
	255	299
11. Capital expenditure incurred	126	59
12. Contingent liabilities and commitments		
Guarantees	29	21
Unconditional purchase obligations - program and film rights	875	–
Contingent liabilities	68	33
Operating leases	782	784
- due within one year	114	99
- due after one year	668	685
13. Capital expenditure commitments		
Contracted	3	–
Approved but not contracted	6	23
	9	23

The capital expenditure will be funded from future cash flows and borrowings.

JOHNNIC COMMUNICATIONS LIMITED (Johncom) Incorporated in the Republic of South Africa
Registration number 1889/000352/06 Share code: JCM ISIN Code: ZAE 000024584 American Depositary Receipt (ADR) programme CUSIP No: 47305P102 ADR to ordinary share, 1:1
Johncom House, 4 Biermann Ave, Rosebank 2196, Johannesburg
PO Box 1746, Saxonwold, 2132, Gauteng www.johncom.co.za

Directors: MPE Ramano (Chairman), A C G Molusi* (Group Chief Executive Officer), P C Desai* (Deputy Group Chief Executive Officer), H Benater*, C B Brayshaw, P M Jenkins*, D M Masnabela, W S Moufloatse, T R A Oliphant, K C Ramon, T A Wixley
*Executive director Company secretary: J R Matisonn These results may be viewed on the internet at http://www.johncom.co.za E-mail: matisonnj@johncom.co.za